UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.   10   )

ALBANY INTERNATIONAL CORP.

(Name of Issuer)

CLASS A COMMON STOCK

(Title of Class of Securities)

012 348 108

(CUSIP Number)

J. Spencer Standish, c/o Albany International Corp., 216 Airport Drive, Rochester, NH 03867 (603) 330-5850

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

N.A.

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_] ..

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 12 Pages)

Schedule 13D	Forms	7060

CUSIP No. 012 348 108	13D	Page 2 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) J. Spencer Standish
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,475,694
	8	SHARED VOTING POWER 869,117
	9	SOLE DISPOSITIVE POWER 1,475,694
	10	SHARED DISPOSITIVE POWER 869,117
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,344,811
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.42%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Schedule 13D	Forms	7060

CUSIP No. 012 348 108	13D	Page 3 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) J.S. Standish Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 869,117
	8	SHARED VOTING POWER —
	9	SOLE DISPOSITIVE POWER 869,117
	10	SHARED DISPOSITIVE POWER —
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 869,117
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.75%
14	TYPE OF REPORTING PERSON (See Instructions) CO

Schedule 13D	Forms	7060

CUSIP No. 012 348 108	13D	Page 4 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John C. Standish
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 280,205
	8	SHARED VOTING POWER 869,117
	9	SOLE DISPOSITIVE POWER 280,205
	10	SHARED DISPOSITIVE POWER 869,117
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,149,333
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.64%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Schedule 13D	Forms	7060

CUSIP No. 012 348 108	13D	Page 5 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Christine L. Standish
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,614
	8	SHARED VOTING POWER 869,117
	9	SOLE DISPOSITIVE POWER 8,614
	10	SHARED DISPOSITIVE POWER 869,117
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 877,731
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.78%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Schedule 13D	Forms	7060

CUSIP No. 012 348 108	13D	Page 6 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) William M. Doyle Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 614,307
	8	SHARED VOTING POWER --
	9	SOLE DISPOSITIVE POWER 614,307
	10	SHARED DISPOSITIVE POWER --
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 614,307
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.94%
14	TYPE OF REPORTING PERSON (See Instructions) IN

ITEM 1. Security and Issuer.

The title of the class of securities to which this statement relates is the Class A Common Stock, $.001 par value per share (“Class A Common Stock”), of Albany International Corp., a Delaware corporation (“the Company”). The address of the principal executive office is 216 Airport Drive, Rochester, NH 03867.

This Amendment No. 10 is being filed to primarily to reflect changes in investment advisor and trustee roles among the parties whose holdings are described below with regard to the Company’s Class A Common Stock. These changes are as follows:

a.                   The J.S. Standish Company acquired beneficial ownership of 1,104 shares of Class B Common Stock (as described below), 1,000 of which shares were previously reported on this schedule as beneficially owned by John C. Standish, and 104 of which shares were acquired from a former employee. The J.S. Standish Company is now the beneficial owner of 869,117 such shares.

b.                  The holdings of Class B Common Stock owned by the J.S. Standish Co. have previously been reported in this schedule as also being beneficially owned by J. Spencer Standish, who has the power to elect and remove all of the directors of such company. Such shares are now reported on this schedule as also beneficially owned by each of Christine L. and John C. Standish, who serve as Chairman and President, respectively, of the J. S. Standish Company.

c.                   John C. Standish has acquired beneficial ownership of 120,000 shares of Class B Common Stock previously reported on this schedule as beneficially owned by J. Spencer Standish as the result of replacing J. Spencer Standish as investment advisor to the Christine L. Standish Delta Trust;

d.                  William M. Doyle Jr. has acquired beneficial ownership of (i) 120,000 shares of Class B Common Stock previously reported on this schedule as beneficially owned by J. Spencer Standish as the result of replacing J. Spencer Standish as investment advisor on the John C. Standish Delta Trust, and (ii) 494,307 shares of Class B Common Stock previously reported on this schedule as beneficially owned by Thomas R. Beecher, Jr., as the result of replacing Mr. Beecher as investment adviser to trusts for the benefit of John C. Standish and Christine L. Standish holding such shares;

e.                   151,318 shares of Class B Common Stock held by the Standish Delta Trust were previously reported on this schedule as being beneficially owned by each of Mr. Beecher, Christine L. Standish and John C. Standish, who shared voting and investment control over such trust; such shares are now reported on this schedule as beneficially owned only by John C. Standish due to his appointment as sole investment adviser to the trust.

Page 7 of 14 pages

f.                   7,620 shares of Class A Common Stock held by John C. Standish, previously reported as issuable to him upon the exercise of stock options, are now reported as owned by Mr. Standish directly.

ITEM 2. Identity and Background.

(a), (b) This statement is being filed by J. Spencer Standish, the J.S. Standish Company, William M. Doyle Jr., Christine L. Standish and John C. Standish. The address of J. Spencer Standish is c/o Albany International Corp., 216 Airport Drive, Rochester, NH 03867. The address of the J.S. Standish Company is 120 W. Tupper Street, Buffalo, New York 14202. The address of Christine L. Standish is c/o Albany International Corp., 216 Airport Drive, Rochester, NH 03867. The address of John C. Standish is c/o Albany International Corp., 216 Airport Drive, Rochester, NH 03867. The address of William M. Doyle Jr. is Winston & Strawn LLP, 35 W. Wacker Drive, Chicago, IL 60601-9703.

(c) J. Spencer Standish is retired. Until 1998, he served as Chairman of the Board of the Company. He continues to serve as Chairman Emeritus. The principal business of J.S. Standish Company is investments. John C. Standish’s principal occupation is President of J.S. Standish Co. He also serves as a Director of the Company. Christine L. Standish’s present principal occupation is Chairman of J.S. Standish Co. She is also a Director of the Company. William M. Doyle Jr. is an attorney. He is a partner in the law firm of Winston & Strawn LLP.

(d), (e) During the last five years none of (i) J. Spencer Standish, (ii) J. S. Standish Company, (iii) William M. Doyle Jr., (iv) John C. Standish, or (v) Christine L. Standish has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of J. Spencer Standish, William Doyle Jr., John C. Standish and Christine L. Standish is a citizen of the United States of America.

Page 8 of 14 pages

ITEM 3. Source and Amount of Funds or Other Consideration.

All of the 2,344,811 shares of Class A Common Stock beneficially owned by J. Spencer Standish are issuable upon conversion of an equal number of shares of Class B Common Stock of the Company (“Class B Common Stock”). The shares of Class B Common Stock which are currently beneficially held by Mr. Standish (other than shares held by J.S. Standish Company, which are described below) have either been so held by Mr. Standish or members of his family since their issuance in 1987 in exchange for shares of the predecessor of the Company, or acquired in the form of stock dividends on such shares. Mr. Standish beneficially held such predecessor shares for several years prior to such exchange.

All of the 869,117 shares of Class A Common Stock beneficially owned by J.S. Standish Company are issuable upon conversion of an equal number of shares of Class B Common Stock held directly by J.S. Standish Company. Of the shares of Class B Common Stock beneficially owned by J.S. Standish Company (a) 868,013 shares had been beneficially owned since issuance in 1987 in exchange for shares of the predecessor of the Company. (J.S. Standish Company beneficially held such shares of the predecessor for several years prior to such exchange) or received as dividends on such shares, (b) 104 shares were acquired by purchase from a former employee of the Company in 2009, and (c) 1,000 shares were acquired by purchase from John C. Standish in August, 2012.

Of the 614,307 shares of Class A Common Stock beneficially owned by William M. Doyle Jr., (i) 494,307 shares issuable to trusts for the benefit of John C. Standish and Christine L. Standish (Mr. Doyle is investment advisor with sole voting and investment power with respect to such shares) upon conversion of an equal number of shares of Class B Common Stock were acquired by the trust from J. Spencer Standish (or from trusts controlled by J. Spencer Standish), having been acquired by J. Spencer Standish or such trusts in 1987 in exchange for shares of a predecessor of the Company, and (ii) 120,000 shares issuable to the John C. Standish Delta Trust upon conversion of an equal number of shares of Class B Common Stock (Mr. Doyle has sole voting and investment power with respect to such shares) were purchased by the trust from J. Spencer Standish (or from trusts controlled by J. Spencer Standish), having been acquired by J. Spencer Standish or such trusts in 1987 in exchange for shares of a predecessor of the Company.

Of the 1,149,333 shares beneficially owned by John C. Standish, (i) 11 shares are owned by his wife (Mr. Standish disclaims beneficial ownership of such shares), (ii) 7,620 shares owned by him directly were acquired directly from the Company in January 2013 as the result of the exercise of options previously granted to Mr. Standish when we was a Company employee, (iii) 704 shares issuable to him upon conversion of an equal number of shares of Class B Common Stock were acquired by gift from J. Spencer Standish (or from trusts controlled by J. Spencer Standish), having been acquired by J. Spencer Standish or such trusts in 1987 in exchange for shares of a predecessor of the Company, (iv) 563 shares held in his account in the Company’s 401(k)

Page 9 of 14 pages

retirement savings and employee stock ownership plans were acquired as the result of Company matching and profit-sharing contributions pursuant to the terms of such plans, (v) 151,318 shares issuable to the Standish Delta Trust upon conversion of an equal number of shares of Class B Common Stock (John C. Standish has sole voting and investment power with respect to such shares) were purchased by the trust from J. Spencer Standish (or from trusts controlled by J. Spencer Standish), having been acquired by J. Spencer Standish or such trusts in 1987 in exchange for shares of a predecessor of the Company, and (vi) 120,000 shares issuable to the Christine L. Standish Delta Trust (John C. Standish has sole voting and investment power with respect to such shares) upon conversion of an equal number of shares of Class B Common Stock were purchased by the trust from J. Spencer Standish (or from trusts controlled by J. Spencer Standish), having been acquired by J. Spencer Standish or such trusts in 1987 in exchange for shares of a predecessor of the Company. The remaining 869,117 shares are the same 869,117 shares reported as owned by the J.S. Standish Company, and are described above.

Of the 877,731 shares beneficially owned by Christine L. Standish, (i) 6,595 shares owned directly were acquired pursuant to the Company’s Directors Annual Retainer Plan or as stock dividends on such shares, (ii) 1,704 shares issuable to her upon conversion of an equal number of shares of Class B Common Stock were acquired by gift from J. Spencer Standish (or from trusts controlled by J. Spencer Standish), having been acquired by J. Spencer Standish or such trusts in 1987 in exchange for shares of a predecessor of the Company, and (iii) 315 shares held by Ms. Standish (previously an employee of the Company) or her husband (an employee of the Company) in their respective accounts in the Company’s 401(k) retirement savings and employee stock ownership plans were acquired as the result of Company matching and profit-sharing contributions pursuant to the terms of such plans. The remaining 869,117 shares are the same 869,117 shares reported as owned by the J.S. Standish Company, and are described above.

ITEM 4. Purpose of Transaction.

None of the reporting persons has any current plan or intention to convert any shares of Class B Common Stock into shares of Class A Common Stock. In electing directors of the Company, the Class B Common Stock is entitled to ten votes per share while the Class A Common Stock is entitled to one vote per share. The reporting persons, as a group, currently hold voting control of the Company.

ITEM 5. Interest in Securities of the Issuer.

(a) (1) J. Spencer Standish beneficially owns 2,344,811 shares of Class A Common Stock (7.42% of the Class A Common Stock outstanding) of which (i) 1,454,294 shares are issuable to trusts under the wills of John C. and Florence Standish upon conversion of an equal number of shares of Class B Common Stock (J. Spencer Standish has sole voting and investment power with respect to such shares), (ii) 10,700 shares are issuable to the Christine L. Standish Gift Trust upon conversion of an equal number of shares of Class B Common Stock (J. Spencer Standish has sole voting and

Page 10 of 14 pages

investment power with respect to such shares), (iii) 10,700 shares are issuable to the John C. Standish Gift Trust upon conversion of an equal number of shares of Class B Common Stock (J. Spencer Standish has sole voting and investment power with respect to such shares) and (iv) 869,117 shares are issuable to J. S. Standish Company upon conversion of an equal number of shares of Class B Common Stock (J. Spencer Standish is controlling shareholder and a director, and has the power to elect and remove all of the directors, of J.S. Standish Company).

(2) The J.S. Standish Company beneficially owns 869,117 shares of Class A Common Stock (2.75% of the Class A Common Stock outstanding) issuable upon conversion of an equal number of shares of Class B Common Stock of the Company (“Class B Common Stock”) held directly by J. S. Standish Company.

(3) John C. Standish beneficially owns 1,149,333 shares of Class A Common Stock (3.64% of the Class A Common Stock outstanding) of which (i) 11 shares are owned by his spouse (Mr. Standish disclaims beneficial ownership of such shares), (ii) 7,620 shares are owned by him directly, (ii) 704 shares are issuable to him upon conversion of an equal number of shares of Class B Common Stock, (iii) 563 shares are held in his account in the Company’s 401(k) retirement savings and employee stock ownership plans, (iv) 151,318 shares are issuable to the Standish Delta Trust upon conversion of an equal number of shares of Class B Common Stock (John C. Standish has sole voting and investment power with respect to such shares), (v) 120,000 shares are issuable to the Christine L. Standish Delta Trust upon conversion of an equal number of shares of Class B Common Stock (John C. Standish is investment adviser with has sole voting and investment power with respect to such shares), and (vi) 869,117 shares are beneficially owned by J. S. Standish Company, of which he is the President.

(4) Christine L. Standish beneficially owns 877,731 shares of Class A Common Stock (2.78% of the Class A Common Stock outstanding) of which (i) 6,595 shares are owned directly, (ii) 1,704 shares are issuable to her upon conversion of an equal number of shares of Class B Common Stock, (iii) 315 shares are held by Ms. Standish (previously an employee of the Company) or her husband (an employee of the Company), in their respective accounts in the Company’s 401(k) retirement savings and employee stock ownership plans and (iv) 869,117 shares are beneficially owned by J. S. Standish Company, of which she is the Chairman and CEO.

(5) William M. Doyle Jr. beneficially owns 614,307 shares of Class A Common Stock (1.94% of the Class A Common Stock outstanding) of which (i) 494,307 shares are issuable to trusts for the benefit of John C. Standish and Christine L. Standish (Mr. Doyle is investment adviser with sole voting and investment power with respect to such shares) upon conversion of an equal number of shares of Class B Common Stock and (ii) 120,000 shares are issuable to the John C. Standish Delta Trust upon conversion of an equal number of shares of Class B Common Stock (Mr. Doyle is investment adviser with sole voting and investment power with respect to such shares).

Page 11 of 14 pages

(b) Each of the persons named in clause (a) of this Item 5 has sole voting and dispositive power with respect to the shares of Class A Common Stock reported as beneficially owned by such person, except as described above.

(c) - (e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships
with Respect to Securities of the Issuer.

None.

ITEM 7.	Material to be Filed as Exhibits.

1. Joint Filing Agreement.

Page 12 of 14 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 23, 2013	May 23, 2013
Date	Date

/s/ J. Spencer Standish	/s/ William M. Doyle Jr
Signature	Signature

J. Spencer Standish	William M. Doyle Jr
Name/Title	Name/Title

May 23, 2013	May 23, 2013
Date	Date

/s/ John C. Standish	/s/ Christine L. Standish
Signature	Signature

John C. Standish	Christine L. Standish
Name/Title	Name/Title

J. S. STANDISH COMPANY

Date: May 23, 2013

By	/s/ John C. Standish
John C. Standish
President

Page 13 of 14 pages